Filed by Zions Bancorporation
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Amegy Bancorporation, Inc.
Commission File No.:000-22007

FORWARD-LOOKING STATEMENTS

          Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Zions Bancorporation and Amegy Bancorporation, Inc., including future financial and operating results and performance; statements about Zions Bancorporation’s and Amegy Bancorporation, Inc.’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of the management of Zions Bancorporation and Amegy Bancorporation, Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Zions Bancorporation and Amegy Bancorporation, Inc. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Zions Bancorporation and Amegy Bancorporation, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Amegy Bancorporation, Inc. may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies; (8) economic conditions, either nationally or locally in areas in which Zions Bancorporation and Amegy Bancorporation, Inc. conduct their operations, being less favorable than expected; (9)  changes in the interest rate environment reducing expected interest margins; and (10) legislation or regulatory changes, which adversely affect the ability of Zions Bancorporation or Amegy Bancorporation, Inc. to conduct the businesses in which they are engaged. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Zions Bancorporation and Amegy Bancorporation, Inc. filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Zions Bancorporation nor Amegy Bancorporation, Inc. undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

          This communication is being made in respect of the proposed merger transaction involving Zions Bancorporation and Amegy Bancorporation, Inc. Zions Bancorporation has filed a Form S-4, Amegy Bancorporation has filed a proxy statement and both companies have filed or will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787. You may obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.

PARTICIPANTS IN SOLICITATION

          Zions Bancorporation, Amegy Bancorporation, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Amegy’s shareholders in connection with the merger. Information about the directors and executive officers of Zions and their ownership of Zions stock is set forth in the proxy statement for Zions’ 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Amegy and their ownership of Amegy stock is set forth in the proxy statement for Amegy’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

ZIONS BANCORPORATION AT LEHMAN BROTHERS FINANCIAL SERVICES CONFERENCE
Date: September 13, 2005

On September 13, 2005 Zions Bancorporation Chairman, President and Chief Executive Officer Harris Simmons spoke at the Lehman Brothers Financial Services Conference in New York. In response to questions from participants at the conference, Mr. Simmons discussed certain matters relating to its proposed merger with Amegy Bancorporation, Inc. This filing contains a transcript of portions of the presentation relating to the proposed merger.

Note: words in brackets[ ] have been added for clarity.

CORPORATE SPEAKER

Harris Simmons, Zions Bancorporation Chairman, President and CFO

EXCERPTS FROM PRESENTATION

Harris Simmons — Zions Bancorporation — Chairman, President & CEO

I want to talk for just a minute about Amegy Bancorporation, the deal that we announced back on July 6, which is a fabulous addition to what was already a great footprint. They have 82 offices, about $5.8 billion in deposits. They have an exceptional team of bankers we think is as strong a group of relationship officers as you will find in the Houston market.

This is a bank that I have known for a long time. Actually I feel like I’ve known them for 25 years. I started my career working with Walter Johnson, who was a founder of this bank, when he was President of Allied Bank of Texas when I got out of business school 25 years ago. I actually went to work for Joe Argue who is currently the Chief Lending Officer at Amegy, and so in some respects this is something of a homecoming for me.

But I say this because it is I think proving very valuable as the two companies work together and prepare for the integration of systems, etc. I have never felt so comfortable about the relationships that have quickly developed between their people and ours with respect to all the sorts of concerns you would always have with social issues as you put a deal together, as I have with this transaction.

They have got some great people, and we recognize that. We think there are some things we can contribute to their success and vice versa. We see some strengths they have that we think will be things that we could extend through the rest of our franchise. And I’m really excited about this.

They have demonstrated the capacity for strong organic growth there in the Houston market and for meeting the needs of some really great companies in that market. They have a great strength in a franchise in dealing with middle market and kind of larger to medium-size businesses. We think we can add to what they do by providing even greater resources and skills sets in areas like SBA lending, which they have not done a great deal of, in their asset and liability management process and then helping with the expense structure.

So let me, first of all, just say here is what the combined footprint, said we are at 10.6%. It takes us up to 11.4% in terms of the weighted average population growth in the MSAs that we are serving. We think that it really creates a unique franchise in the banking industry.

Amegy’s own experience enhances our growth. They have had over the last few years stronger loan and deposit growth than we have had. Some of that [was] by acquisition, but it is a fabulous market that they operate mostly in Houston. And we think that this is clearly a management team and a group of bankers that can build the premier bank in the state of Texas. A lot of bankers with legacies coming out of the old Texas Commerce, out of Allied Bancshares and some of the great banks in that market, and we’re looking forward to helping them grow.

The same thing applies on the deposit side. They have had solid deposit growth, and we look forward to that continuing.

Asset quality is not a concern. They have done a super job with that. Their track record is not inconsistent with our own, consistently beating the industry average. Interest rate risk is one area where they have had some challenges. You see them in blue here across the graph. Their challenges are not unlike what you see in the industry generally. If I kind of focus on this and magnify the scale just a little bit, you see that while we have had actually some expanding margin in the last three or four quarters, they have had a deteriorating margin and deteriorating at rates somewhat greater than the industry.

We believe that some of the fixes to this are reasonably straightforward, employing some of the strategies that we very successfully use. We expect that we will be liquidating a fair portion ultimately of their mortgage-backed securities portfolio and employing use of interest rate swaps and FAS 133 accounting to help them better manage their margin, and we will look forward to implementing that as we close the deal.

Expense management is also a priority as we complete this transaction. Their focus on growth has not been without some expense, and their expense structure has gotten into sort of a realm where they recognize a need to work at this. We are — our primary two focuses as we complete this transaction will be helping them with the ALCO management and in tackling operating expenses. And we’re working through that with a number of project teams right now. We expect there will be substantial savings in the backoffice as we complete the transaction.

We have targeted expense savings in roughly the $50 million range. You see that their efficiency ratio is 67% most recently. We are at 56% consolidated at the bank level because we have some double leverage, etc. It is actually a little better at the bank level where we are running at about 53%. It would take a $44 million savings to get them to where we are as a company and $55 million to get them to where our banks find themselves averaging. We will be pleased to see that kind of settle in somewhere in between those two figures over the course of the next couple of years.

We expect to complete the systems conversion work in February, and that will trigger the ability to get a lot of this cost takeout taken care of. Some of it will lag into the second year, into early ‘07. We expect ‘07 to have this fully showing up in the numbers.

The basic game plan is to let them continue to grow organically in one of the great markets in the country. We are very happy with our credit culture. We will be overlaying some of our risk oversight infrastructure on top of that, but they will continue to really run their own show in terms of credit process with our oversight from a parent level to work again on great risk management and efficiency issues.

We think it truly is a unique opportunity to create the best growth franchise in the industry through the heart of the Southwest over to the West Coast and up in the Intermountain West. These are regions that are by the Census Bureau’s projection, expected to see about 80% of the total population growth in the country over the next decade.

And so that is a quick overview. I wanted to leave some time for questions, and I will open it up to any of your questions with that.

QUESTION AND ANSWER

Unidentified Audience Member

I was just wondering what the thoughts were coming out of Amegy in terms of businesses relocating to the Houston area coming out of New Orleans. You know, are they are going to see some growth from that or what?

Harris Simmons — Zions Bancorporation — Chairman, President & CEO

I expect they will. I actually had a conversation with Paul Murphy about this the other day. They are seeing already some opportunities to take on some business that was coming out of New Orleans, and I think they are trying to be very careful about not being overly opportunistic at the expense of some great New Orleans banks at a time when they need a lot of help.

And, in fact, Amegy has been doing a fabulous job of working with a couple of major banks and particularly in Louisiana and helping them get back up on their feet and offering to provide support services. I think it is one of the things that has actually delighted me is to see the entire banking industry responding in every way they can to help these banks get back in business.

I think more to the point, this, as tragic as this is, it is going to create a lot of economic activity in the Houston area, not least from engineering firms and contractors and oil service companies and others who will be very busy over the course of the next couple of years with repairing infrastructure along the Gulf Coast. So we expect that this will be between $65 oil and work rebuilding the Gulf Coast, I expect the Houston economy ought to be in pretty good shape for a couple of years.

Unidentified Audience Member

    (inaudible)        — growth measures you are fairly real estate heavy in your loan portfolio. How does Amegy fit into that (technical difficulty) — portfolio much?

Harris Simmons — Zions Bancorporation — Chairman, President & CEO

Well, certainly one of the important reasons for us to do the Amegy deal is to continue to geographically diversify our business, and that has been a goal of ours for the last 20 years, and we have made quite a lot of progress from having 95% of our business in the state of Utah back in the mid-80s to — with this deal, it will be roughly 25%.

So the geographic diversification is important. They have a real estate lending operation. It will diversify in terms of total balance sheet, diversifies it somewhat.

But I guess I would say we provide a lot of granular detail about our real estate book of business. We think it’s pretty well diversified by not only geographically but by type of product, and that is something that we are anxious to continue to work at trying to make a little lesser part of the balance sheet, but we are not terribly uncomfortable with where we are today. We would like to see it maybe a little less — .

Amegy’s real strength I think is really in commercial, in the C&I lending. They have a very strong real estate business as well. A lot of our focus as we try to build the business is on small business lending to further diversify the portfolio.